October 24, 2008

Ms. Angela Connell
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C.   20549

Dear Ms. Connell:

       This is in response to your letter dated October 23, 2008 directed to AJS Bancorp, Inc. (the Company) in relation to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended June 30, 2008.  The Securities and Exchange Commission (SEC) had three comments, which we address as follows:

1.
Note 3 - Loans – page F-18.  The disclosure on page F-18 indicates that non-performing loans and impaired loans are defined differently and that some loans may only be included in one category.  Please revise future filings to clearly define how the Company determines a loan to be non-performing versus impaired.

We reply as follows:  The Company’s policy for nonperforming and impaired loans is adequately disclosed in our annual financial statements filed in our 10-K and we believe that our policy is consistent with what is typical in the industry.  The Company has included a paragraph in the September 30, 2008 10-Q, page 12, under critical accounting policies that defines the difference between non-performing loans versus impaired loans.  The language is as follows:

“A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Company policy requires that all non-homogeneous loans past due greater than ninety days be classified as impaired and non-performing. However, loans past due less than 90 days may also be classified as impaired when management does not expect to collect all amounts due according to the contractual terms of the loan agreement.”

1b.
Additionally, clearly explain how the change in credit quality impacted the level of non-performing and impaired loans, as well as the level of your allowance for the loan losses, during the periods presented.

We reply as follows: The Company has included an explanation of our credit quality, non-performing and impaired loans and allowance for loan losses in the September 30, 2008 10-Q starting on page 15 under our Financial Condition section, as listed below.  However, there is significant additional disclosures throughout the 10-Q that, when read in conjunction with the information below, provide a more meaningful and through explanation than the stand alone information presented in this response.  We ask that the September 30, 2008 10-Q be read in it’s entirity when considering this topic.

Ms. Angela Connell

As noted above, the allowance to gross loans has decreased from 1.15% at December 31, 2007 to 1.05% at September 30, 2008.  The allowance has two components: specific and general allocations.  Specific allocations are made for loans that are determined to be impaired.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance for loan losses.  The decrease in the allowance can be attributed to the following at September 30, 2008:

•
The increase in non-performing loans is primarily related to one $4.0 million commercial loan. At December 31, 2007, this loan was considered as part of our general allocation and at September 30, 2008 this loan is now evaluated as part of the specific allocation.  Based on management's analysis at September 30, 2008, the fair value of the collateral adjusted for market conditions and selling expenses exceeds the current carrying balance of this loan and therefore no specific reserve has been allocated to this loan.  As a result of the transfer from general allocation to specific allocation, the allowance requirement was decreased at September 30, 2008.

•
When analyzing the Company’s single family and home equity loan portfolio, which represents 73.2% of gross loans, this portfolio has not shown credit quality deterioration at this time.  Based upon the Company’s most recent evaluation of its historical loss experience trends the historical loan loss percentage has decreased by more than 50%.  The Company has not originated, nor has it invested in, interest-only, negative amortization or payment option ARM loans.  Further, the Company has not originated or invested in sub-prime or Alt-A loans.

•
The Company had five non-performing loans and one other real estate owned property as of September 30, 2008 and ten non-performing loans and no other real estate owned properties as of December 31, 2007.

•
Our qualitative adjustment factors adjusted downward because of improved experience trends within our single family and home equity mortgage loan portfolio as well as a decline in size of the Company’s home equity loan portfolio.

Allocation of the Allowance for Loan Losses.  The following table presents our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at the periods indicated.

Ms. Angela Connell

	September 30, 2008			December 31, 2007
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans

One- to four-family	$763	$85,055	64.14%	$778	$85,803	63.87%
Multi-family and commercial	412	35,270	26.60	456	33,888	25.22
Consumer and other	3	253	0.19	2	258	0.19
Home equity	113	12,024	9.07	155	14,406	10.72
Unallocated	108	-	-	148	-	-
Total loans	$1,399	$132,602	100.00%	$1,539	$134,355	100.00%

Changes in the allowance for loan losses are as follows:

	For nine months ended September 30, 2008	For nine months ended September 30, 2007	For the twelve months ended December 31, 2007
Beginning Balance	$1,539	$1,619	$1,619
Provision for loan losses (reduction)	13	(71)	179
Charge-offs	(220)	(3)	(280)
Recoveries	67	21	21
Ending Balance	$1,399	$1,566	$1,539

2.	Please revise the Company’s future quarterly reports, beginning with the September 30, 2008 Form 10 –Q to provide the disclosures required by Items III and IV of Industry Guide 3.

We reply as follows:  Items III (loan portfolio) and IV (loss experience) of Industry Guide 3 specifies additional detail that should be provided in explanation of loss allowances.  These disclosures describe the registrant’s loans and the risk elements of the bank’s loan portfolio in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied.

As listed in our response to item 1b, the Company has provided in the September 30, 2008 10-Q the allocation for the allowance for loan loss table, the changes in allowance for loan losses as well as the composition of our loan portfolio as presented below:

The following table indicates the composition of our loan portfolio for the periods presented:

	At September 30, 2008	At December 31, 2007
Mortgage:
Secured by one-to-four family residences	$85,055	$85,803
Multi-family and commercial	35,270	33,888
Home equity	12,024	14,406
Consumer and other	253	258
	32,602	134,355
Allowance for loan losses	(1,399)	(1,539)
Net deferred costs and other	133	150
Loans, net	$131,336	$132,966

Ms. Angela Connell

3.	As a related matter, please revise your future filings to provide the following disclosures related to your loan portfolio:

•
Disclose whether you originate or purchase non-traditional loans such as interest-only, negative amortization or payment options ARMS and, if so, quantify the percentage of your portfolio that consists of such loans; and

•	Disclose the extent to which you originate or purchase subprime or Alt-A loans and quantitatively disclose how the composition of your loan portfolio breaks down between prime, subprime and Alt-A.

We reply as follows:  Included in our response to 1b. above, under the second bullet point, the Company addresses the fact that it has not originated or purchased non-traditional loans, nor does it originate or purchase subprime or Alt-A loans.

The Company understands and agrees that it is responsible for the adequacy and accuracy of the disclosure in the filing; further that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lyn G. Rupich

AJS Bancorp, Inc.
Lyn G. Rupich
President/Chief Operating Officer